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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		47,149,794

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		47,149,794

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	47,149,794

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.5%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 27,891 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,711,073

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		43,711,073

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	43,711,073

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57.0%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 27,891 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D

1	NAMES OF REPORTING PERSONS Safeguard Scientifics (Delaware), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,438,721

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,438,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,438,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.8%(See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Excludes an aggregate of 27,891 shares of common stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Reporting persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6	13D
This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 2. IDENTITY AND BACKGROUND
The disclosure previously contained in paragraph (a) — (c) of Item 2 is amended and restated in its entirety as follows:
(a) - (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. (“Safeguard”), Safeguard Delaware, Inc. (“SDI”) and Safeguard Scientifics (Delaware), Inc. (“SSDI”) (collectively, the “Reporting Persons” and, individually, a “Reporting Person”). Safeguard is a publicly traded holding company that builds value in growth-stage technology and life sciences companies. SDI and SSDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person’s directors, executive officers and controlling persons, if any.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended to include the following:
On January 17, 2007 the Company increased its borrowing capacity under its revolving credit facility with Comerica Bank from $8.5 million to $12.0 million and extended the maturity date of that facility until February 27, 2008. SDI and SSDI guarantee such facility. In connection with such increase and extension, the Company issued the following warrants to SDI with an expiration date of January 17, 2011: (i) warrants to purchase 100,000 shares of Common Stock with an exercise price of $0.01; and (ii) warrants to purchase 166,667 shares of Common Stock with an exercise price of $1.64.
On March 7, 2007, the Company entered into a senior subordinated revolving credit line (the “Mezzanine Facility”) with SDI. The Mezzanine Facility provided the Company access to up to $6.0 million in working capital funding. The Mezzanine Facility was originally $12.0 million but was reduced to $6.0 million following the sale of the Company’s technology business and related intellectual property assets. In connection with the Mezzanine Facility, the Company issued, or committed to issue, the following warrants to SDI: (i) warrants to purchase 125,000 shares of Common Stock with an exercise price of $0.01 per share, expiring March 7, 2011; (ii) warrants to purchase 62,500 shares of Common Stock with an exercise price of $1.3889 per share, expiring March 7, 2011; and (iii) four-year warrants with an exercise price of $0.01 to purchase 31.25 additional shares of Common Stock for each $1,000 borrowed by the Company under the Mezzanine Facility. Through the date of the amendment of the Mezzanine Facility described below, the Company had issued the following additional warrants to SDI in connection with borrowings under the Mezzanine Facility: (i) warrants to purchase 31,250 shares of Common Stock with an exercise price of $0.01 per share, expiring November 14, 2011; (ii) warrants to purchase 31,250 shares of Common Stock with an exercise price of $0.01 per share, expiring December 17, 2011; and (iii) warrants to purchase 31,250 shares of Common Stock with an exercise price of $0.01 per share, expiring March 5, 2012.

CUSIP No.	180489 10 6	13D
On March 14, 2008, SDI entered into an amended and restated senior subordinated revolving credit line (the “Amended Mezzanine Facility”) with the Company. The Amended Mezzanine Facility renewed, expanded and extended the Mezzanine Facility into a $21 million credit facility. It is anticipated that borrowings of approximately $7.5 million under the Amended Mezzanine Facility will be used by the Company to repay in full the Company’s existing credit facility with General Electric Capital Corporation (“GE Capital”) and certain related equipment lease obligations to GE Capital. Upon the consummation of certain capital raising events, the Company will be required to pay down all amounts outstanding under the Amended Mezzanine Facility and the maximum aggregate size of the Amended Mezzanine Facility will be reduced to $6 million. In connection with the Amended Mezzanine Facility, the Company issued or may be required to issue to SDI, subject to certain conditions, warrants to purchase shares of Common Stock with an exercise price of $0.01 per share. Such warrants shall have a five-year term, will be fully vested upon issuance and are issuable as follows: (i) warrants to purchase 1,643,750 shares of common stock (including warrants to purchase 93,750 shares of common stock which were the subject of the Mezzanine Facility) were issued at the closing of the Amended Mezzanine Facility; (ii) warrants to purchase 550,000 shares of common stock on May 1, 2008 if a new secured credit facility has not been completed by the Company prior to such date; and (iii) warrants to purchase up to an aggregate of an additional 1,650,000 shares of common stock will be issuable in three separate tranches if the aggregate size of the Amended Mezzanine Facility has not been reduced to $6 million on or prior to the dates specified in the Amended Mezzanine Facility. On the same date, we also entered into a new registration rights agreement with the Company giving us certain rights to require the Company to register under the Securities Act of 1933, as amended, all shares of Common Stock issuable upon exercise of the warrants described herein, all other shares of Common Stock held by Reporting Persons and all shares issuable pursuant to all other derivative securities held by Reporting Persons. The registration rights agreement supersedes all other existing registration rights agreements between the Company and Reporting Persons.
ITEM 4. PURPOSE OF TRANSACTION
The acquisition of the warrants described above was directly linked to, and in consideration of, the provision by Safeguard of the Amended Mezzanine Facility to the Company. The Amended Mezzanine Facility is intended to provide the Company with access to capital to retire its existing secured credit facility and certain related equipment lease obligations and such other capital as the Company may require for working capital and certain capital expenditures through April 15, 2009. Safeguard intends to review, from time to time, its interest in the Company in light of the Company’s business, financial condition, results of operations and prospects, economic and industry conditions, as well as other developments relating to the Company and other acquisition opportunities available to Safeguard. Based upon these considerations, Safeguard may seek to acquire additional shares of the Company or to dispose of all or a portion of its shares of the Company.
Safeguard has a strategic relationship with the Company and, accordingly, three employees of Safeguard are currently members of the Board of Directors of the Company, one of whom also acts as the Company’s Chief Operating Officer. Safeguard is reimbursed for certain of such employee’s compensation in exchange for his services. In addition, Safeguard representatives routinely consult with, and provide assistance to, the management of the Company in the development and implementation of strategic objectives for the operation and management of the Company’s business. Safeguard anticipates that this strategic relationship will continue.
Safeguard reserves the right to change its plans and intentions at any time and to take any action, with respect to the Company or any of its equity securities, in any manner permitted by law.
Other than as set forth in Item 3 or Item 4 of this statement or as disclosed in previous amendments to Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

CUSIP No.	180489 10 6	13D
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	47,149,794	61.5%
Safeguard Delaware, Inc. (3)(4)(5)	43,711,073	57.0%
Safeguard Scientifics (Delaware), Inc. (3)(5)	3,438,721	4.8%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 71,886,915 outstanding shares of Common Stock, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2007, and an aggregate of 4,828,473 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 38,882,600 directly held shares of Common Stock and warrants to purchase 4,828,473 shares of Common Stock beneficially owned by SDI and the 3,438,721 shares of Common Stock beneficially owned by SSDI. Safeguard is the sole stockholder of each of SDI and SSDI. Safeguard and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by each of SDI and SSDI, respectively.

(3)	Excludes an aggregate of 27,891 shares of Common Stock held by certain executive officers and directors of Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer, of which Safeguard disclaims beneficial ownership.

(4)	Includes warrants to purchase 4,828,473 shares of Common Stock.

(5)	SDI and SSDI are wholly owned subsidiaries of Safeguard.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto, Reporting Persons and the Company are parties to the agreements set forth in Item 7 below pursuant to which SDI has acquired or may acquire the warrants as described in Item 3.

CUSIP No.	180489 10 6	13D
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The following is a list of exhibits filed by Reporting Persons as part of this Amendment No. 10 to Schedule 13D. For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference. The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein. Documents which are incorporated by reference to filings by parties other than Safeguard are identified in footnotes to this table.

		Incorporated Filing
		Reference
			Original
Exhibit		Form Type &	Exhibit
Number	Description	Filing Date	Number
99.1	Amended and Restated Reimbursement and Indemnity Agreement, dated January 17, 2007, by Clarient, Inc. in favor of Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc.	(1)	10.3

99.2	Common Stock Purchase Warrant, dated January 17, 2007, for 100,000 shares issued to Safeguard Delaware, Inc.	(1)	10.7

99.3	Senior Subordinated Revolving Credit Agreement, dated March 7, 2007, by and between Clarient, Inc. and Safeguard Delaware, Inc.	(1)	10.9

99.4	Common Stock Purchase Warrant, dated March 7, 2007, for 125,000 shares issued to Safeguard Delaware, Inc.	(1)	10.10

99.5	Common Stock Purchase Warrant, dated March 7, 2007, for 62,500 shares issued to Safeguard Delaware, Inc.	(1)	10.11

99.6	Form of Common Stock Purchase Warrant to be issued to Safeguard Delaware, Inc. (for that number of shares to be determined in connection with usage by the Company under the Senior Subordinated Revolving Credit Agreement by and between Clarient, Inc. and Safeguard Delaware, Inc.)	(1)	10.12

99.7	Common Stock Purchase Warrant, dated April 18, 2007, for 166,667 shares issued to Safeguard Delaware, Inc.	(1)	10.15

99.8	Amended and Restated Senior Subordinated Revolving Credit Agreement dated as of March 14, 2008 by and between Safeguard Delaware, Inc. and Clarient, Inc.	(2)	10.1

99.9	Registration Rights Agreement dated as of March 14, 2008 by and among Safeguard Delaware, Inc., Safeguard Scientifics, Inc., Safeguard Scientifics (Delaware), Inc. and Clarient, Inc.	(2)	10.2

99.10	Form of Common Stock Purchase Warrant to be issued pursuant to the Amended and Restated Senior Subordinated Revolving Credit Agreement, dated March 14, 2008	(2)	10.3

(1)	Incorporated by reference to the Quarterly Report on Form 10-Q filed on May 9, 2007 by Clarient, Inc. (SEC File No. 000-22677)

(2)	Incorporated by reference to the Current Report on Form 8-K filed on March 17, 2008 by Clarient, Inc. (SEC File No. 000-22677)

CUSIP No.	180489 10 6	13D
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 17, 2008	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: March 17, 2008	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

Date: March 17, 2008	Safeguard Scientifics (Delaware), Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

CUSIP No.	180489 10 6	13D
SCHEDULE I
1.	Safeguard Scientifics, Inc.

Safeguard Scientifics, Inc., a Pennsylvania corporation (“Safeguard”), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation (“SDI”), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation (“SSDI”). Safeguard has an address at 435 Devon Park Drive, Building 800, Wayne, PA 19087-1945. Safeguard is a publicly traded holding company that builds value in growth-stage technology and life sciences companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

2.	Safeguard Delaware, Inc.

SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 1105 North Market Street, Wilmington, DE 19801. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

3.	Safeguard Scientifics (Delaware), Inc.

SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 1105 North Market Street, Wilmington, DE 19801. Schedule IV provides information about the executive officers and directors of SSDI as of the date of this amendment to Schedule 13D.

CUSIP No.	180489 10 6	13D
SCHEDULE II
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
James A. Datin	Executive Vice President and Managing Director, Life Sciences	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Raymond J. Land	Senior Vice President and Chief Financial Officer	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
John A. Loftus	Executive Vice President and Managing Director, Technology	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Peter J. Boni	Same as above	Same as above
Michael J. Cody	Senior Vice President, Corporate Development	Ensign-Bickford Industries 1601 Trapelo Road Suite 284 Waltham, MA 02451
Julie A. Dobson	Former COO, TeleCorp PCS; Former President, Bell Atlantic Mobile	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Robert E. Keith, Jr.	Managing Director, TL Ventures	TL Ventures 435 Devon Park Drive, Bldg. 700 Wayne, PA 19087
Andrew E. Lietz	Managing Director, Rye Capital Management, LLC	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George MacKenzie	Retired Vice Chairman, Hercules, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
George D. McClelland	Independent Director	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Jack L. Messman	Former Chairman, President and CEO, Novell, Inc.	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
John W. Poduska Sr.	Independent Consultant	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
John J. Roberts	Retired Global Managing Partner, PricewaterhouseCoopers	c/o Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Robert J. Rosenthal	President and Chief Executive Officer, Magellan Biosciences, Inc.	Magellan Biosciences, Inc. 22 Alpha Road Chelmsford, MA 01824-4171

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No.	180489 10 6	13D
SCHEDULE III
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Raymond J. Land	Senior Vice President and Chief Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Steven J. Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Raymond J. Land	Same as above	Same as above
Brian J. Sisko	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.

CUSIP No.	180489 10 6	13D
SCHEDULE IV
EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Peter J. Boni	President and Chief Executive Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Raymond J. Land	Senior Vice President and Chief Financial Officer, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Brian J. Sisko	Senior Vice President & General Counsel, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Directors*
Deirdre Blackburn	Manager, Legal Systems & Corporate Secretary, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Steven J. Grenfell	Vice President, Operations, Safeguard Scientifics, Inc.	Safeguard Scientifics, Inc. 435 Devon Park Drive, Building 800 Wayne, PA 19087
Raymond J. Land	Same as above	Same as above
Brian J. Sisko	Same as above	Same as above

*	All Executive Officers and Directors are U.S. Citizens.